EXHIBIT 99.5

Consent of Independent Registered Public Accounting Firm

We, MNP LLP, consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-261515), and in the related Prospectus, and in the Registration Statement on Form S-8 (No. 333-260071), and to the references to our firm (i) under the heading “Interests of Experts” which appears in the Company’s Annual Information Form, and (ii) under the heading “Interest of Experts” which appears in the prospectus included in this Registration Statement, and to the use of our report dated June 24, 2021, with respect to the consolidated financial statements of Field Trip Health Ltd. included in this Annual Report on Form 40-F for the year ended March 31, 2022.

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

Waterloo, Canada

June 29, 2022